82- SUBMISSIONS FACING SHEET

Follow-Up Materials

[redacted]

02030552

REGISTRANT'S NAME Tyler Resources Inc.

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________ PROCESSED

APR 16 2002

**NEW ADDRESS ______________________ THOMSON FINANCIAL P

FILE NO. 82- 3881 FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/15/02

File No.
82-3881

TYLER RESOURCES INC.

2001
Annual Report


CARAT
Canada
INDEX MAP
MAP AREA
Yukon
NWT
Nunavut
BC
AB
SK
MB
ONT
QUE
LAB
NFLD
NB
NS
BHP/ Tahera
Kennecott/ Tahera
Navigator
Tanquery/ SouthernEra/ Mill City/ Cypango
65°
Staked
Diavik
DHK
DeBeers
Diamondex/ Nu Apex
BHP / Dia Met
EKATI MINE
DHK/ Archon/ SouthernEra
Calco
Kennecott/ Southern Era
Kennecott
GGL Diamond
PROPOSED DIAVIK MINE
Athlone Minerals
DeBeers/ Navigator
Diamondex
Anvil
Kennecott/ ATW / SouthernEra
Slave/Atahabasca
Tanquery
ATW
Dia Met/ Archon
Ashton
Kennecott/ Pinewood
Kennecott/ Intertech
Shear/ DiamondEx
Nicholas Bay
GEM
64°
CRYSTAL
CRYSTAL
DeBeers/ Mountain Province/ Camphor
ITL Capital/ Intl Riley
Navigator Exploration
Diamondex Resources Ltd.
SouthernEra/ Kalahari
SouthernEra/ Kalahari/ Island-Arc
DiamondEx/ Aberex
DeBeers
Open
KELSEY
DeBeers/ GGL Diamond
SouthernEra/ Major General
TYLER / Diamondex
109°
110°
LEGEND
Kimberlite Location
0 10 20 30 40 50
KM

TYLER RESOURCES LTD.

PROPERTY LOCATION MAP

Lac de Gras Area, N.W.T.

PRESIDENT'S MESSAGE

It is satisfying to report that your Company made significant progress on several fronts in the past year.

In Mexico, a mapping, trenching and sampling program on the Bahuerachi property produced excellent surface results, extending known mineralized systems, and highlighting the presence of high grade gold and zinc in addition to the previously known copper mineralization.

In the Northwest Territories, your Company had an extremely active and productive exploration season. The discovery of the CT-55 kimberlite on Tyler's 30% owned Carat property, operated by Diamondex Resources Ltd., is a positive event. The kimberlite is in a known productive area, in proximity to the Ekati and Diavik diamond mines. Caustic fusion results from kimberlite samples obtained from drilling at CT55 are still pending. In addition, exploration was conducted on the Kelsey, Crystal and Gem properties. Your Company has also staked five diamond exploration targets.

With the gold market showing signs of recovery, Tyler has been actively investigating possibilities to reactivate exploration on its 50.1% owned Golden Heart gold property in Saskatchewan.

The outlook for the 2002 is very positive, despite generally uncertain market conditions. The Company's objectives for the year, designed to increase the value of its core assets, include:

- becoming an active diamond explorer in the Northwest Territories
- finding a partner to advance Bahuerachi to the feasibility stage
- finding a partner to continue exploration on the Golden Heart deposit.

Tyler would like to thank its enterprising and dedicated team for the hard work in the past year, and for the enthusiasm that will help the company reach its goals.

On behalf of the Board of Directors

James Devonshire
President and Director

LAC DE GRAS DIAMOND EXPLORATION
NORTHWEST TERRITORIES

Carat Property

Tyler Resources Inc.		30%
Diamondex Resources Ltd.	(Operator)	70%

Diamondex Resources Ltd. ("Diamondex") is the operator of the Carat Joint Venture. On June 8, 2001, Diamondex notified Tyler that it had spent a cumulative $2,000,000 on the Carat property and therefore had earned a 70% interest in the property. The Joint Venture came into effect upon this notification.

During the 2001 field season, Diamondex conducted ground geophysical surveys over 28 anomalies and diamond drilled 10 of these targets. One drill test resulted in the discovery of the new kimberlite, CT-55. The new kimberlite has been tested with 9 diamond drill holes and 175 kg of kimberlite is currently undergoing caustic fusion for diamond recovery. Approximately 200 till samples were collected throughout the Carat block in 2001.

Kelsey Property

Tyler Resources Inc.		30%
Diamondex Resources Ltd.	(Operator)	70%*

*Option to earn.

Diamondex is currently earning an initial 60% interest in the property. The agreement calls for Diamondex to make $825,594 in exploration expenditures prior to December 31, 2000, and to pay Tyler $40,000 cash and 200,000 Diamondex shares, to earn the initial 60%. Once Diamondex has earned the initial 60% they can increase their interest to 70% by making cumulative exploration expenditures of $2,000,000 on the property prior to December 31, 2003. During 2001, Diamondex conducted 15 ground geophyscial surveys and collected 159 regional till samples. Two anomalies were drill tested in 2001 but no kimberlite was intersected.

Crystal Property

Tyler Resources Inc.		30%
Navigator Exploration Corp.	(Operator)	70%*

*Option to earn.

Navigator Exploration Corp. ("Navigator") is currently earning an initial 50% interest in the Crystal Property by completing $1,750,000 in exploration expenditures by December 31, 2002. Navigator has a second option to increase its interest from 50% to 70% by incurring an additional $3,500,000 in expenditures prior to December 31, 2006.

No new fieldwork was undertaken by Navigator on the Crystal property in 2001.

Total expenditures by Navigator to date on Crystal are $850,535.

Gem Property

Tyler Resources Inc.		30%
Navigator Exploration Corp.	(Operator)	70%*

*Option to earn.

Navigator is currently earning an initial 50% interest in the Gem Property by completing $750,000 in exploration expenditures by December 31, 2002. Navigator has a second option to increase its interest from 50% to 70% by incurring an additional $1,700,000 in expenditures prior to December 31, 2006.

No new field work was undertaken by Navigator on the Gem property in 2001.

Total expenditures by Navigator to date on Gem are $289,723.

Navigator is exploring for both base metal and kimberlite targets on the Gem property.

MEXICO EXPLORATION

Tyler is the operator of a 54/46 Joint Venture with Golden Rule Resources Ltd., exploring for copper oxide and gold deposits amenable to low-cost, open pit/heap leaching extraction in Mexico.

BAHUERACHI PROPERTY

Tyler and Golden Rule have incurred total expenditures of $1,295,000 US on the Bahuerachi Claims. These claims are subject to an Option and Joint Venture Agreement with a Mexican National partner. The Joint Venture has earned a 83.39% participating interest in the claims. Further exploration expenditures and property payments will result in the original property owner being diluted to a 5% NPI which can be purchased outright for $500,000 U.S.

In 2001, a surface trenching, mapping and sampling program provided a host of new geological and analytical data which helped us to understand and more importantly expand the Main Zone mineralization previously known on the project. The Main Zone is now known to be related to a set of mineralized porphyritic intrusions which extend for at least 1,400 meters with widths of up to at least 200 meters. High grade copper mineralization is related to skarns and replacement zones within or bordering the intrusions and the replacement zones have been recognized over a minimum strike length of some 1,200 meters to date with significant widths throughout the mapped area. Trench samples have returned mineralization over interpreted true widths to date including 21.5 meters grading 2.32% copper, 24 meters at 1.19% copper, 69 meters at 0.80% copper and numerous other significant intervals.

Detailed geological mapping has revealed that previous drill hole locations and drilling orientations did not allow for the appropriate testing of the true widths and grades of the mineralized zones and that previous results may have significantly understated the true potential of the known mineralization. In addition, new assay results from trenches indicate that significant quantities of gold and zinc are locally present within this system for example, in the area 3 trench where 14 meters were found grading 9.99 g/t gold and 7.96% zinc, (May 1st 2001 news release).

Numerous other showings known on the property are now recognized to be genetically similar to the Main Zone mineralization. These show that there is still unquestionable exploration potential on the property and that the Main Zone is significantly larger than orginally believed.

We continue to believe that the Bahuerachi project, although still in an early exploration phase, has all the elements to warrant continued attention and that it has real potential to attract a major industry partner to participate in the continued exploration of the property for the benefit of Tyler shareholders.

General Location Map


San Diego
Tijuana
Yuma
Tucson
Nogales
SONORA
CHIHUAHUA
GULF OF CALIFORNIA
Hermosillo
Exotica Property
Guaymas
FRANCISCO GOLD
El Sauzal
3.6 Million ounces gold resource
SINALOA
Bahuerachi Properties
La Paz
PACIFIC OCEAN
N

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

July 31, 2001

The following analysis of Tyler's results of operations and financial condition should be read in conjunction with the financial statements and related notes.

Results of Operations

For the year ended July 31, 2001, the Company had a loss of $15,132 or $0.00 per share compared to a loss of $797,268 or $0.03 per share for the prior year. The 2001 loss consists of a loss from operations of $130,239 (2000 - $100,266), a write-down of mineral properties of $20,136 (2000 - $536,138), a gain on disposal of investments of $216,043 (2000 - loss of $27,335), and a write-down of investments of $20,800 (2000 - $133,529).

Revenues and expenses: Revenues increased by $18,674 due to higher cash balances while corporate expenses increased by $48,647. The increase in corporate expenses resulted from private placements and regulatory filings that did not occur in the prior year, as well as the increased exploration activity in the year.

Liquidity and Capital Resources

At July 31, 2001, the Company had no debt, $418,026 in cash and short-term investments, (2000 - $110,206), and working capital of $440,028, (2000 - $65,712). The Company anticipates that available cash will be sufficient to satisfy currently committed exploration requirements for fiscal 2002. Any additional exploration will be funded through further sales of investments, and if necessary, further equity issues.

Operating Cash Flow: Traditionally, operating activities have not been a significant source of, nor requirement for, liquidity.

Financing Activities: Pursuant to option agreements with Diamondex Resources Ltd. ("Diamondex"), the Company has been issued 162,500 Diamondex shares, 102,500 of which were sold for net proceeds of $150,186. Further the final 90,000 Winspear Resources Ltd. shares held by the Company were sold for proceeds of $388,641.

During the year the Company issued 825,000 shares, pursuant to the exercise of stock options for proceeds of $128,500 and, pursuant to private placements, 2,612,500 shares were issued for cash proceeds of $231,353.

Investing Activities: Cash basis mineral property additions in fiscal 2001 were $318,543 (2000 - $133,502) with the expenditures incurred primarily on the Mexican property of Bahuerachi. In addition, during 2001, third parties, pursuant to option agreements, conducted exploration on the Carat, Crystal and Gem properties in the Northwest Territories.

The Company advanced $128,850 to its joint venture partner, Diamondex, in late July, 2001 to be used to fund the Company's portion of the 2001 summer exploration program on Carat.

Outlook

During the 2002 fiscal year, the Company will focus on acquiring additional prospective diamond properties in the Northwest Territories and performing exploration on these properties on its own behalf. Further exploration on the Carat property in the Northwest Territories, in which the Company has a 30% joint venture interest, will be dependent upon caustic fusion results on the drill samples obtained during the 2001 summer exploration program.

Risks

Tyler operates in the mining industry in an international environment, and accordingly its success in achieving its objectives is affected by circumstances over which it has no control. In addition to the risks inherent in the exploration and production of natural resources, the Company faces risks associated with commodity prices, exchange rates, political instability and changes in general economic conditions.

Forward Looking Statements

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or results to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Tyler Resources Inc.:

The accompanying financial statements and other financial information included in this annual report are the responsibility of the management of Tyler Resources Inc. and have been approved by the Board of Directors. The financial statements have been approved by management, and are prepared in conformity with Canadian Generally Accepted Accounting Principles. The financial statements include estimates based on the experience and judgement of managment in order to ensure that the financial statements are presented fairly in all material respects. Financial information presented elsewhere in the annual report is consistent with the financial statements.

The management of the Company maintains systems of internal accounting controls and management practices designed to provide reasonable assurance that the financial information is relevant, reliable and accurate. In addition, proper business conduct and programs of risk management protect the Company's assets and operations. To give reasonable assurance that transactions are properly authorized, assets are guarded and financial records are maintained to provide reliable financial information.

The Board of Directors ensures that mangement fulfills its responsibilities for financial reporting and internal control, with the assistance of the Audit Committee, comprised of a majority of non-management Directors. This committee meets with management and the external auditors to discuss the audit, internal control, accounting policy and financial reporting matters.

The Audit Committee also reviews with management the annual and quarterly financial statements of the Company prior to submission to the Board of Directors for final approval. The external auditors have full and unrestricted access to the Audit Committee. The Audit Committee recommends a firm of external auditors, to be appointed by the Shareholders. Grant Thornton LLP has been appointed the external auditors of the Company to provide an independent professional opinion on the annual financial statements. The auditor's report to the shareholders is presented below.

President

AUDITORS' REPORT

To the Shareholders of Tyler Resources Inc.:

We have audited the balance sheets of Tyler Resources Inc. as at July 31, 2001 and 2000 and the statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP
Chartered Accountants

Calgary, Alberta
October 8, 2001

Tyler Resources Inc.
Balance Sheets

July 31		2001		2000
Assets				
Current				
Cash and cash equivalents	$	**418,026**	$	110,206
Accounts receivable		**41,388**		24,757
		459,414		134,963
Investments and other assets (Note 3)		**246,307**		277,542
Mineral properties (Note 4)		**5,887,498**		5,825,858
	$	**6,593,219**	$	6,238,363
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**19,386**	$	69,251
Future Income Taxes (Note 7)		**616,000**		-
Shareholders' Equity				
Capital stock (Note 5)		**8,650,496**		10,334,643
Deficit		**(2,692,663)**		(4,165,531)
		5,957,833		6,169,112
	$	**6,593,219**	$	6,238,363

On behalf of the Board

"Gregory Smith" ______________________ Director
Gregory Smith

"James Devonshire" ______________________ Director
James Devonshire

See accompanying notes to the financial statements.

Tyler Resources Inc.
Statements of Operations and Deficit

Years Ended July 31	2001	2000
Revenue		
Interest and other	$ 22,451	$ 3,777
Expenses		
General and administrative	104,665	62,068
Reporting to shareholders	13,215	17,132
Professional fees	10,460	7,551
Stock exchange and transfer agent fees	24,350	17,292
	152,690	104,043
Loss for the year before the undernoted	(130,239)	(100,266)
Other		
Abandonment and write-down of mineral properties	(20,136)	(536,138)
Write-down of investments	(20,800)	(133,529)
Gain (Loss) on sale of investments	216,043	(27,335)
Earnings (Loss) before income taxes	44,868	(797,268)
Future income taxes	(60,000)	-
Net loss	(15,132)	(797,268)
Deficit, beginning of year	(4,165,531)	(3,368,263)
Adoption of new accounting policy (Note 7)	1,488,000	-
Deficit, end of year	$ (2,692,663)	$ (4,165,531)
Loss per share		
Basic and diluted (Note 8)	$ (0.00)	$ (0.03)
Weighted average number of shares	31,229,734	30,294,939

See accompanying notes to the financial statements.

Tyler Resources Inc.
Statements of Cash Flows

Years Ended July 31	2001	2000
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest and other income received	$ 22,451	$ 3,777
Cash operating expenses	(165,918)	(91,565)
	(143,467)	(87,788)
Investing activities		
Mineral property and equipment additions	(318,543)	(133,502)
Exploration advances	(128,850)	-
Other assets	-	(2,065)
	(447,393)	(135,567)
Financing activities		
Proceeds on disposal of investments	538,827	168,507
Proceeds from capital stock issued, net	359,853	-
	898,680	168,507
Increase (decrease) in cash and cash equivalents	307,820	(54,848)
Cash and cash equivalents,		
Beginning of year	110,206	165,054
End of year	$ 418,026	$ 110,206

See accompanying notes to the financial statements.

1. Nature of operations

Tyler Resources Inc. is engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties, including exploration and production properties, are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable operations.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash and cash equivalents includes bank deposits and term deposits and treasury bills with maturities equal to or less than 90 days.

c) Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned, the related costs are charged to operations.

The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

Development of mineral properties and recovery of related costs are dependent upon capital financing arrangements, mineral market conditions, environmental considerations and general economic conditions.

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) Joint ventures

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

2. **Summary of significant accounting policies** (Continued)

f) **Investments**
Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

g) **Earnings (Loss) per share**
Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with new standards approved by the Canadian Institute of Chartered Accountants, see Note 8.

h) **Income taxes**
Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse, see Note 7.

i) **Foreign currency translation**
The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method monetary items are translated into Canadian dollars at the rate of exchange in effect on the balance sheet date and non-monetary items are translated at historical exchange rates. Abandonments and property write-downs are translated at the same exchange rate as the assets to which they relate. Revenue and expense items are translated at average exchange rates for the period.

j) **Financial instruments**
The fair market value of the cash and term deposits, accounts receivable, exploration advances, accounts payable and accrued liabilities approximate their carrying values.

k) **Reclamation costs**
The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

3. **Investments and other assets**

	2001	2000
Long-term investments		
Northern Abitibi Mining Corp. 546,115 common shares (2000 – 546,115) (market value $21,800; 2000 - $27,300)	$ **27,306**	$ 27,306
Winspear Resources Ltd. Nil common shares (2000 – 90,000) (market value 2000 - $391,500)	-	220,310
Diamondex Resources Ltd. 60,000 common shares (2000 – 12,500) (market value - $66,000; 2000 - $16,250)	**90,151**	9,125
Exploration advances and other assets	**128,850**	20,801
	$ **246,307**	$ 277,542

4. Mineral properties

		Saskatchewan	Northwest Territories				Mexico	Other
2001 Exploration and development expenditures:	Total	Weedy Lake	Carat	Crystal	Gem	Kelsey	Bahuerachi	
Balance July 31, 2000	$4,518,302	$1,742,440	$ 39,187	$1,151,137	$632,264	$139,811	$ 781,881	$ 31,582
Geological consulting	108,150	800	10,955	2,317	1,229	5,818	82,124	4,907
Project support personnel	6,786	-	-	-	-	-	6,786	-
Miscellaneous	5,887	-	-	-	-	223	13,938	(8,274)
Field Costs	23,267	-	2,744	787	358	1,928	17,450	-
Geochemical analysis	13,376	-	-	-	-	-	13,376	-
Site preparation	39,716	-	-	-	-	-	39,716	-
Surveys	5,269	-	-	-	-	-	5,269	-
Exploration advances	34,327	-	-	-	-	-	34,327	-
Option payments	(198,500)	-	-	-	-	(198,500)	-	-
Write-offs and Abandonments	(11,139)	-	-	-	-	-	-	(11,139)
Balance July 31, 2001	4,545,441	1,743,240	52,886	1,154,241	633,851	(50,720)	994,867	17,076
Property acquisition costs:								
Balance July 31, 2000	1,307,556	637,844	217,941	238,077	62,344	28,171	116,792	6,387
Costs incurred	43,499	-	-	(2,644)	-	-	39,234	6,909
Write-offs and abandonments	(8,998)	-	-	-	-	-	-	(8,998)
Balance July 31, 2001	1,342,057	637,844	217,941	235,433	62,344	28,171	156,026	4,298
Total mineral properties July 31, 2001	$5,887,498	$2,381,084	$270,827	$1,389,674	$696,195	$ (22,549)	$1,150,893	$ 21,374

		Saskatchewan	Northwest Territories				Mexico	Other
2000 Exploration and development expenditures:	Total	Weedy Lake	Carat	Crystal	Gem	Kelsey	Bahuerachi	
Balance July 31, 1999	$4,989,587	$1,739,713	$ 307,456	$1,148,571	$630,782	$ 74,606	$779,260	$ 309,199
Geological consulting	59,864	2,727	3,319	2,432	1,182	32,614	698	16,892
Expediting	5,007	-	-	-	-	5,007	-	-
Miscellaneous	23,958	-	-	-	274	1,576	1,882	20,226
Field costs	28,988	-	37	134	26	26,008	41	2,742
Option payments	(271,625)	-	(271,625)	-	-	-	-	-
Write-offs and abandonments	(317,477)	-	-	-	-	-	-	(317,477)
Balance July 31, 2000	4,518,302	1,742,440	39,187	1,151,137	632,264	139,811	781,881	31,582
Property acquisition costs:								
Balance July 31, 1999	1,497,910	637,673	217,910	238,046	62,313	26,654	93,592	221,722
Costs incurred	28,308	171	31	31	31	1,517	23,200	3,327
Write-offs and abandonments	(218,662)	-	-	-	-	-	-	(218,662)
Balance July 31, 2000	1,307,556	637,844	217,941	238,077	62,344	28,171	116,792	6,387
Total mineral properties July 31, 2000	$5,825,858	$2,380,284	$ 257,128	$1,389,214	$694,608	$167,982	$898,673	$ 37,969

Approximately $2,858,000 (2000 - $2,858,000) of the foregoing expenditures, funded from proceeds of flow-through share issues, have no cost basis for income tax purposes.

The Company has a 50.1% interest in the Weedy Lake Joint Venture which includes a 25.1% interest earned from Golden Rule Resources Ltd. ("Golden Rule"), a company related by virtue of certain common officers and directors. The Weedy Lake property is located in Saskatchewan.

4. **Mineral properties (continued)**

The Company has directly incurred expenditures on certain Mexican properties. With respect to the Bahuerachi property, the Company and Golden Rule have earned, pursuant to a joint option agreement, an 83% interest in the concession and have the option to purchase the residual interest at any time for $500,000 U.S. The option agreement required that the Company and Golden Rule jointly expend $500,000 U.S. on the property by November 30, 1998 and that annual option payments be made which at July 31, 2001 are $20,000 U.S. per year until commencement of commercial production.

During the year ended July 31, 2000, the Company and Golden Rule through Minera Don David S.A. de C.V. ("Minera Don David") completed the acquisition of three additional mining concessions surrounding the Bahuerachi property. A 100% beneficial ownership of the titles to the Don David concessions was transferred to the Company in consideration for the issuance of 1,000,000 shares of the Company from treasury. At July 31, 2000, these properties were written-off. The properties were returned to the vendor in fiscal 2001 and further costs incurred during the year on the property were written-off.

The Company also has interests in four properties in the Northwest Territories, the Carat, Kelsey, Gem and Crystal Properties that are subject to option agreements.

The Company has a 100% interest in the Kelsey property. On February 17, 2000 the Company entered into an agreement with Diamondex Resources Ltd. ("Diamondex") whereby Diamondex can earn an initial 60% interest in the Kelsey property by making aggregate payments of $40,000 cash and issuing 200,000 Diamondex shares, and completing at least $825,594 in exploration by February 23, 2001. Diamondex has the further option to increase its interest to 70% by incurring cumulative exploration expenditures of $2,000,000 by December 31, 2003. To July 31, 2001 Diamondex has issued 150,000 shares and paid $15,000. A further 50,000 shares must be transferred to the Company in November, 2001 and a cash payment of $25,000 is due in December, 2001.

The Company also has 100% interests in the Gem and Crystal Properties which are subject to an option agreement with Navigator Exploration Corp. ("Navigator"). Navigator may earn a 50% interest in each of the Gem and Crystal properties by incurring exploration expenditures of at least $750,000 on the Gem Property and at least $1,750,000 on the Crystal Property before December 31, 2002. In addition, Navigator's predecessor Aber Resources Ltd. has replaced letters of credit in the amount of $432,890 posted by the Company with the Department of Indian and Northern Affairs (Canada). Navigator may increase its interest from 50% to 70% in each of the Gem and Crystal Properties by incurring additional exploration expenditures of at least $1,500,000, on the Gem Property, and at least $3,500,000 on the Crystal Property by no later than December 31, 2006.

During the year ended July 31, 2001, Diamondex earned a 70% interest in the Carat property. The original option agreement was with Winspear Resources Ltd. ("Winspear"). Due to a reorganization of assets, Diamondex succeeded Winspear to earn the interest in the property. Pursuant to the option agreement Winspear issued 200,000 shares of its capital stock to the Company and Winspear and Diamondex incurred, in aggregate, $2,000,000 of exploration expenditures on the property.

5. **Capital stock**

a) **Authorized:**
  i) an unlimited number of voting shares
  ii) an unlimited number of preferred shares

5. Capital stock (continued)

b) Common shares issued and to be issued:

	2001		2000	
	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of year	30,294,939	$ 10,334,643	30,294,939	$ 10,334,643
Change in accounting policy for future income taxes (Note 7)	-	(2,057,000)	-	-
Restated balance	30,294,939	8,277,643	30,294,939	10,334,643
Issued for cash:				
Private placements (net of share issue costs of $16,897)	2,612,500	244,353	-	-
Exercise of stock options	825,000	128,500	-	-
Balance, end of year	33,732,439	$ 8,650,496	30,294,939	$ 10,334,643

c) Outstanding options and warrants:

i) Warrants
Pursuant to the private placements during fiscal 2001, the Company issued 2,762,500 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.12 per share until its expiry on April 6, 2002. Proceeds received upon the exercise of these warrants will be credited to common stock.

ii) Director and Employee Options

	Number of Shares		
Expiry Date	2001	2000	Price
October 2, 2000	-	610,000	$ 0.18
July 1, 2001	-	1,375,000	$ 0.18
April 18, 2003	465,000	640,000	$ 0.10
January 23, 2006	1,385,000	-	$ 0.10
	1,850,000	2,625,000	

iii) Option Transactions

	Number of Options	Weigted-average Exercise Price
As at July 31, 1999	2,875,000	$ 0.26
Granted	640,000	$ 0.10
Expired or cancelled	(890,000)	$ 0.45
As at July 31, 2000	2,625,000	$ 0.16
Granted	1,485,000	$ 0.10
Exercised	(825,000)	$ 0.16
Expired or cancelled	(1,435,000)	$ 0.18
As at July 31, 2001	1,850,000	$ 0.10

6. Segmented disclosures

a) Capital assets by significant geographic segment are as follows:

		2001		2000
Canada	$	4,716,915	$	4,892,810
Mexico		1,170,583		933,048
	$	5,887,498	$	5,825,858

b) With the exception of write-offs and abandonments of Mexican properties of $16,259 (2000 - $534,308), all gross revenues and the net losses are attributed to Canadian operations.

7. Income taxes

a) On August 1, 2000 the Company retroactively adopted, without restatement of prior financial statements, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The liability method of calculating income taxes is based upon the difference between the financial and tax bases of assets and liabilities. Previously the Company used the deferral method, which was based upon the differences between the timing of reporting income and expenses for financial and income tax purposes.

The effect of this change in accounting policy was to decrease the deficit by $1,488,000, increase future income taxes by $569,000, and decrease share capital by $2,057,000. The adjustments were primarily the result of the tax treatment of flow-through share issues and the difference in the timing of write-offs of mineral properties for book and tax purposes.

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

		2001		2000
Computed expected tax expense (recovery) at a combined Provincial and Federal rate of 44.6% (2000 – 44.6%)	$	20,000	$	(356,000)
Effect on income taxes resulting from:				
Increase in future income taxes resulting from change in tax rates		14,000		-
Net non-deductible items		26,000		-
Non-recognition of losses and future tax benefits for financial statement purposes		-		356,000
Future income tax expense	$	60,000	$	-

The net future income tax liability is comprised of:

Capital assets in excess of income tax values		895,000
Non-capital losses carried forward for income tax purposes		(219,000)
Investments with tax values exceeding book values		(47,000)
Share issue costs deductible for tax		(13,000)
	$	616,000

7. Income taxes (continued)

b) The Company has incurred losses for income tax purposes of approximately $490,000 (2000 – $547,000), expiring at the following dates:

2002	$	105,000
2003	$	95,000
2004	$	66,000
2005	$	91,000
2006	$	33,000
2007	$	100,000

c) At July 31, 2001, the Company has the following approximate amounts available which may be deducted, at the rates indicated, in determining taxable income of future years.

	Amount		
	2001	2000	Rate
Canadian exploration expense	$ **1,478,000**	$ 1,648,000	100%
Canadian development expense	$ **845,000**	$ 848,000	30%
Foreign exploration and development expense	$ **1,553,000**	$ 1,299,000	10%
Cumulative eligible capital	$ **150,000**	$ 150,000	7%
Share issue costs	$ **24,000**	$ -	20%

8. Loss per share

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of per share amounts. In the fourth quarter of 2001 the Company retroactively adopted the new standard. Under this standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options, warrants and other dilutive instruments. Under the treasury stock method only "in the money" dilutive instruments impact the dilution calculations.

No adjustments were required to either reported net loss or weighted average number of shares in computing diluted per share amounts for either fiscal 2001 or fiscal 2000. Prior period diluted loss per share has been restated for this change in accounting policy. If the imputed earnings method had been used to calculate these amounts the reported amounts would not have differed.

9. Related party transactions

Golden Rule Resources Ltd. (Golden Rule), its affiliates and corporations in which certain of the Company's officers or directors are shareholders have provided, at usual professional rates, services as summarized below:

		2001		2000
Geological and exploration	$	**43,000**	$	90,000
Direct administrative		**55,000**		24,000
	$	**98,000**	$	114,000

During the year a Company related by virtue of certain common officers and directors charged the Company office rent and allocated operating costs aggregating $27,000 (2000 - $23,000).

Included in accounts payable and accrued liabilities is $2,115 (2000 - $49,947) due to affiliated corporations with respect to the foregoing.

Included in interest and other revenue are overhead recoveries of $5,000 (2000 - $15,000) charged to Golden Rule, a Company related by virtue of certain common officers and directors.

Included in accounts receivable is $38,025 (2000 - $21,138) due from Golden Rule for its net share of joint exploration expenditures.

CORPORATE INFORMATION

Tyler Resources Inc.

HEAD OFFICE

#1000, 800 - 5th Ave S.W.
Calgary, AB T2P 3T6
tel: (403) 269-6753
fax: (403) 266-2606

Effective December 17, 2001
our new address will be:
Suite 500, 926-5th Ave. S.W.
Calgary, AB, T2P 0N7

OFFICERS

James Devonshire	President
Jean Pierre Jutras	*V.P. Exploration Mexico*
Bruce Evans	*V.P. Exploration NWT*
Barbara O'Neill	*Secretary*

DIRECTORS

James Devonshire
Edward Schiller *
Gregory Smith *
Lesley Hayes *
* *Audit Committee*

AUDITORS

Grant Thornton LLP
#2800, 500 - 4th Ave. S.W.
Calgary, AB T2P 2V6

TRANSFER AGENT & REGISTRAR

Computershare Investor Services
Calgary, Alberta &
Toronto, Ontario

LEGAL COUNSEL

Bennett Jones LLP
4500 Bankers Hall East
855-2nd Street S.W.
Calgary, Alberta, T2P 4K7

BANK

HSBC Bank Canada
333 - 5th Avenue S.W.
Calgary, AB T2P 3B6

LISTED

The Canadian Venture Exchange

TRADING SYMBOL

TYS

INVESTOR RELATIONS

Internet: www.tylerresources .com
Email: inquiries@tylerresources.com

TYLER RESOURCES INC.
#1000, 800 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 3T6
Tel: (403) 269-6753

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Tyler Resources Inc. (the "Corporation") will be held at #500, 926-5th Avenue S.W., Calgary, Alberta, on Wednesday, the 19th day of December, 2001, at 10:30 a.m. for the following purposes, namely:

1. To receive and consider the Financial Statements of the Corporation for the year ended July 31, 2001 and the Auditors' Report thereon;

2. To elect Directors;

3. To appoint Auditors;

4. As a ordinary resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder; (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to approval by the Canadian Venture Exchange; and (3) to authorize the directors to renegotiate or cancel any existing stock options; and

5. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Every registered holder of common shares ("shares") of the Corporation at the close of business on November 12, 2001 (the "Record Date") is entitled to receive notice of, and to vote such shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any shares after the Record Date and the transferee of such shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that he is entitled to vote such shares at the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at #1000, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6 at least 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAILS TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 12th day of November, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"James Devonshire "
James Devonshire, President

TYLER RESOURCES INC.
#1000, 800 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 3T6
TEL.: (403) 269-6753

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Tyler Resources Inc. (the "Corporation" or "Tyler") for use at the Annual and Special Meeting of the holders of common shares ("shares") (the "Shareholders") to be held at #500, 926 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, December 19, 2001, commencing at 10:30 a.m. (the "Meeting"), for the purposes set forth in the Notice of Annual and Special Meeting (the "Notice") accompanying this Management Proxy Circular. Unless otherwise stated, information contained herein is given as of November 12, 2001. The solicitation of proxies by management of the Corporation ("Management") will be primarily by mail, but may be supplemented by telephone, telegraph or personal contact by directors, officers or employees of the Corporation. Such directors, officers or employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. All other costs and expenses in connection with the solicitation of proxies by Management of the Corporation for use at the Meeting will be borne by the Corporation.

Purposes of the Meeting

The purposes of the Meeting are set forth in the accompanying Notice.

Appointment and Revocation of Proxies

A form of proxy ("Form of Proxy") accompanies the Notice and this Management Proxy Circular.

The persons named in the enclosed Form of Proxy as proxyholders are directors and/or officers of the Corporation. A Shareholder or intermediary holding shares on behalf of unregistered Shareholders submitting a proxy has the right to appoint a proxyholder or one or more alternate proxyholders to represent him or it at the Meeting (who need not be Shareholders of the Corporation) other than the persons designated in the Form of Proxy furnished by the Corporation. Such right may be exercised by crossing out the names of management's proposed proxyholders and legibly inserting such other person's name in the blank space provided for that purpose in the Form of Proxy, or by completing another proxy in proper form.

A Form of Proxy will not be valid and will not be acted upon or voted unless it is duly completed and delivered to the Corporation's Secretary at #1000, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6 not less than 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment(s) thereof and if a choice is specified with respect to any matters to be acted upon, such Form of Proxy will be voted in accordance with the instructions contained therein. The instrument appointing a proxy must be in writing and executed by the Shareholder or his attorney authorized in writing, or the intermediary, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The record date for the determination of Shareholders entitled to receive notice of the Meeting in accordance with the Business Corporations Act (Alberta) ("ABCA") is November 12, 2001 (the "Record Date"). Only Shareholders of record as at that date are entitled to receive notice of and to vote shares at the Meeting unless after the Record Date such Shareholder transfers such shares and the transferee demands, not later than ten days before the Meeting, in accordance with the provisions of the ABCA, that the transferee's name be included in the list of Shareholders entitled to vote such shares.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Secretary of the Corporation at its registered office, being #1000, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Exercise of Discretion by Proxies

The shares represented by the enclosed Form of Proxy, properly executed, will be voted by the persons named in such proxy as proxyholder or alternate proxyholder on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the shares represented by the proxy will be voted or withheld from voting in accordance with the specification so made. **In the absence of any such specification by a Shareholder, the person(s) named in the enclosed Form of Proxy will vote the shares of the Corporation in respect of which they are appointed to act in favour of the matters to be voted upon at the Meeting.**

The enclosed Form of Proxy confers discretionary authority on the person(s) appointed with respect to amendments or variations of matters identified in the Notice and with respect to any other matters that may properly come before the Meeting. At the time of printing this Management Proxy Circular, Management is not aware of any such amendments, variations or other matters. If any matters which are not known should properly come before the Meeting, the person(s) named in the proxies solicited by Management for use at the Meeting will vote on such matters in accordance with their best judgement.

Voting Shares and Principal Holders Thereof

The only shares of the Corporation carrying the right to vote are the 33,732,439 shares issued and outstanding as at the close of business on the Record Date. Shareholders of record on the Record Date are entitled to vote the shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof, on the basis of one vote for each share held unless after the Record Date such Shareholder transfers such shares and the transferee demands, not later than ten days before the Meeting, in accordance with the provisions of the ABCA, that the transferee's name be included in the list of Shareholders entitled to vote such shares. A person appointed under a proxy will be entitled to vote the shares represented by that proxy only if it is effectively delivered in the manner set out herein under the heading "Appointment and Revocation of Proxies" and has not been revoked.

To the knowledge of the directors and senior officers of the Corporation, as of November 12, 2001 no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The Annual Report, the Financial Statements of the Corporation for the year ended July 31, 2001 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Under National Policy 41, adopted by the Canadian Securities Administrators, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to the Corporation at #1000, 800-5th Avenue S.W., Calgary, Alberta, T2P 3T6.

Election of Directors

It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of Management for the election of any other person or persons as directors. Management is not presently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Position with the Corporation(3)	Present Principal Occupation	Previously a Director	Shares Owned (2)	Country in Which Ordinarily Resident
Lesley Hayes Director (1)	Practice Manager Creative Services, Burntsand Inc. From 1996 to 1999 self-employed investor resolutions consultant, 1992 to 1996 Vice-President of operations of Vicom Multimedia. Director of Northern Abitibi Mining Corp.	Since February 11, 1997	20,000	Canada

Name and Present Position with the Corporation[3]	Present Principal Occupation	Previously a Director	Shares Owned [2]	Country in Which Ordinarily Resident
James Devonshire President, CEO Director	Self employed Chartered Accountant and Management Consultant. Director and President of Golden Rule Resources Ltd., Northern Abitibi Mining Corp., Manson Creek Resources Ltd. and a Director of Aloak Corp.	Since December 20, 2000	789,000	Canada
Edward A. Schiller Director [1]	Self-employed Consultant. Director of Tanqueray Resources Ltd., Absolut Resources Corp., Shore Gold Inc., Muskox Minerals Corp. and Northern Abitibi Mining Corp.	Since December 17, 1997	Nil	Canada
Greg Smith Director [1]	Chartered Accountant and partner with Smith Cageorge Thompson Perry, Chartered Accountants, Calgary. Director of Golden Rule Resources Ltd., Aloak Corp. and Armistice Resources Ltd. Chief Financial Officer of Maglin Furniture and Aloak Corp., and President of Alberta-Pacific Management Ltd.	Since December 20, 2000	Nil	Canada
Jean Pierre Jutras V.P. Exploration Mexico Nominee	Self employed Professional Geologist 1996 to date. Director and Vice-President of Manson Creek Resources Ltd., Vice-President of Golden Rule Resources Ltd. and a director of Northern Abitibi Mining Corp.	To be elected	118,500	Canada

Notes:

(1) The Corporation does not have an Executive Committee. The Corporation has an Audit Committee the members of which are Messrs. Smith and Schiller and Ms. Hayes.

(2) The approximate number of shares of the Corporation carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of November 12, 2001.

(3) Options and Warrants held by Directors and/or Nominees are summarized as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Lesley Hayes	25,000 100,000	$0.10 $0.10	April 18, 2003 January 23, 2006
James Devonshire	275,000	$0.10	January 23, 2006
Gregory Smith	175,000	$0.10	January 23, 2006
Jean Pierre Jutras	50,000 275,000	$0.10 $0.10	April 18, 2003 January 23, 2006
Edward Schiller	25,000 100,000	$0.10 $0.10	April 18, 2003 January 23, 2006

Appointment of Auditors

Management's designees, if named as proxyholder, intend to vote for the reappointment of Grant Thornton LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

Stock Options

The Shareholders will be asked at the Meeting to adopt the following ordinary resolution:

BE IT RESOLVED, AS A ORDINARY RESOLUTION, THAT the meeting ratify and approve 1) the exercise of any stock options granted to directors, officers, employees and/or consultants of the Corporation and/or its subsidiaries during the previous year or as granted hereunder; (2) to authorize and approve the granting and exercise of stock options that the Corporation might see fit in their discretion to grant to directors, officers, employees and/or consultants of the Corporation and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the Canadian Venture Exchange and to ratify the exercise of any options so granted; and (3) to authorize the directors to renegotiate or cancel any existing stock options.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's President and the Corporation's other executive officers who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended July 31 (the "Named Executive Officers").

		Annual Compensation				Long-term Compensation
Name and Principal Position	**Year**	**Salary[1] ($)**	**Bonus ($)**	**Securities Under Options Granted (#)**	**Other Annual Compensation [1] ($)**	**Securities Under Options/ SAR's Granted[5] (#)**
Glen H. Harper [2] President	2001	875	Nil	Nil	Nil	Nil
	2000	26,300	Nil	25,000	Nil	300,000
	1999	46,750	Nil	Nil	Nil	405,000
James Devonshire [3] President	2001	6,875	Nil	275,000	Nil	275,000
Jean Pierre Jutras [4] Interim President	2001	40,489	Nil	275,000	Nil	325,000

Notes:

(1) Perquisites and other personal benefits received in 1999, 2000 and 2001 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers. All amounts appearing hereunder represent the annual total of per diem billings from the individuals controlled Corporations.

(2) Mr. Harper resigned as President and Director of the Corporation effective August 8, 2000. The services of Mr. Harper were made available to the Corporation through Hardscrabble Resources Limited, a company controlled by Mr. Harper.

(3) James Devonshire was appointed interim President as of August 10, 2000 and President on December 20, 2000. The services of Mr. Devonshire were made available to the Corporation by Kingslea Financial Corp., a company controlled by Mr. Devonshire. Mr. Devonshire took an official leave of absence on June 7, 2001 and returned as President on November 8, 2001.
(4) Jean Pierre Jutras served as interim President from June 7 to November 8, 2001 and as V.P. Exploration Mexico from January 12, 2001. The services of Mr. Jutras were made available to the Corporation through 635280 Alberta Ltd., a company controlled by Mr. Jutras.
(5) This column represents the total number of options held at year end.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

The Corporation has no long-term incentive plans.

STOCK OPTION PLAN

Option Grants During the Year Ended July 31, 2001

The following table sets forth the stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended July 31, 2001:

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
James Devonshire(1) President	275,000	18.5%	$0.10	$0.10	Jan. 23/06
Jean Pierre Jutras(2) Interim President	275,000	18.5%	$0.10	$0.10	Jan. 23/06

(1) James Devonshire was appointed interim President as of August 10, 2000 and President on December 20, 2000. Mr. Devonshire took an official leave of absence on June 7, 2001 and returned as President on November 8, 2001.
(2) Jean Pierre Jutras served as interim President from June 7 to November 8, 2001.

Aggregated Option/SAR Exercises During the Year Ended July 31, 2001 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at July 31, 2001 and options exercised by the Named Executive Officers during the financial year ended July 31, 2001:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at July 31, 2001 (#)		Value of Unexercised in-the-Money Options/SARs at July 31, 2001 [4] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Glen H. Harper[1] President	Nil		Nil	Nil	Nil	Nil
James Devonshire[2] President	50,000		275,000	Nil	$16,500	Nil
Jean Pierre Jutras[3] Interim President and VP Mexico	75,000		325,000	Nil	$19,500	Nil

Notes:

(1) Mr. Harper resigned as President and Director of the Corporation effective August 8, 2000.

(2) James Devonshire was appointed interim President as of August 10, 2000 and President on December 20, 2000.. Mr. Devonshire took an official leave of absence on June 7, 2001 and returned as President on November 8, 2001.

(3) Jean Pierre Jutras served as interim President from June 7 to November 8, 2001.

(4) Calculated as the difference in the market value of the securities underlying the options at July 31, 2001 and the exercise price.

Table of Option and SAR's Repricings/Cancellations

The following table sets forth the stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended July 31, 2001 that have been cancelled or expired:

Name	Date of Cancellation/ Expiration	Securities under Options / SAR's Cancelled or Expired (#)	Market Price of Securities at Time of Cancellation/ Expired (S/Security)	Exercise Price at Time of Cancellation/ Expiry ($/Security)	Length of Original Option Term Remaining at Date of Cancellation/ Expiry
Glen Harper	Sept. 8/00	275,000	$0.07	$0.18	Cancelled
	Sept. 8/00	25,000	$0.07	$0.10	Cancelled
James Devonshire	July 1/01	75,000	$0.20	$0.18	Expired

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and any executive officer. There are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The Corporation has no standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors. However, each director, not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.

MANAGEMENT CONTRACTS

Remuneration for the services of Glen H. Harper (former President), James Devonshire (President), Jean Pierre Jutras (V.P. Exploration Mexico) and Bruce Evans (V.P. Exploration Northwest Territories) is paid to Hardscrabble Resources Limited, Kingslea Financial Corp., 635280 Alberta Ltd. and B.T. Evans & Associates Ltd., companies controlled by Mr. Harper, Mr. Devonshire, Mr. Jutras and Mr. Evans, respectively. Mr. Harper was paid $500 on a per diem basis, Mr. Devonshire is paid $105 per hour, Mr. Jutras is paid $400 on a per diem basis and Mr. Evans is paid $400 on a per diem basis for services performed on behalf of the Corporation.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of Tyler, any proposed management nominee for election as a director of Tyler and any associate of any director, officer or proposed management nominee is or has been indebted to Tyler at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2001 Financial Year or in any proposed transaction which, in either case, has or will materially affect the Corporation other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

No director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors or the appointment of auditors as set out in this Management Proxy Circular.

OTHER MATTERS

Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying Form of Proxy will be voted on such matter in accordance with the best judgement of the person(s) named as proxyholder therein.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 12th day of November, 2001.

"James Devonshire"

JAMES DEVONSHIRE
PRESIDENT, CHIEF EXECUTIVE OFFICER
& DIRECTOR

File No.
82-3881

TYLER RESOURCES INC.
#1000, 800 - 5TH AVENUE S.W
CALGARY, ALBERTA, T2P 3T6

FORM OF PROXY FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF TYLER RESOURCES INC. (THE "CORPORATION") for use at the Annual & Special Meeting (the "Meeting") of the holders of common shares ("shares") of the Corporation (the "Shareholders") to be held at 10:30 a.m. on Wednesday, the 19th day of December, 2001, at #500, 926 - 5th Avenue S.W., Calgary, Alberta. The undersigned Shareholder hereby appoints JAMES DEVONSHIRE, President of the Corporation, or failing him, BARBARA O'NEILL, Secretary of the Corporation, or instead of either of them, ________________ and _____________, as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith. Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1. TO VOTE FOR ______ or WITHHOLD from voting for ______ a resolution re-appointing Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration.

2. TO VOTE FOR ______ or WITHHOLD from voting for ______ a resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the accompanying Management Proxy Circular dated November 12, 2001.

3. TO VOTE FOR ______ or AGAINST from voting for ________ a ordinary resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder; (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to approval by the Canadian Venture Exchange; and (3) to authorize the directors to renegotiate or cancel any existing stock options.

4. With respect to the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

The undersigned hereby revokes any proxies heretofore given.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at #1000, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting. To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this ___ day of ____________________, _______.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

Notes:

1. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS ABOVE BY MAKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

3. This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

4. Persons signing as executors, administrators, trustees, etc., should so indicate.

5. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at #1000, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6, at least 48 hours (excluding Saturdays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

File No.
82-3881

02 MAR 14 AM 8:30

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
October 31, 2001

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 269-6753
Fax: (403) 266-2606

TYLER RESOURCES INC.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		October 31, 2001		July 31, 2001
ASSETS				
Current				
Cash and cash equivalents	$	366,628	$	418,026
Accounts receivable		39,803		41,388
		406,431		459,414
INVESTMENTS, at cost (market value $73,000, July 31,2001 - $88,000)		117,458		117,458
EXPLORATION ADVANCES		-		128,850
MINERAL PROPERTIES (note 4, schedule)		6,051,596		5,887,498
	$	6,575,485	$	6,593,220
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities(note 4)	$	16,910	$	19,387
FUTURE INCOME TAXES		628,000		616,000
SHAREHOLDERS' EQUITY				
CAPITAL STOCK				
Authorized:				
i) an unlimited number of common voting shares				
ii) an unlimited number of preferred shares				
Issued:				
33,732,439 common shares,(July 31, 2001-33,732,439)		8,650,496		8,650,496
DEFICIT		(2,719,921)		(2,692,663)
		5,930,575		5,957,833
	$	6,575,485	$	6,593,220

Approved on behalf of the Board

_______________ Director _______________ Director

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended October 31,		2001		2000
REVENUE				
Interest and other	$	3,369	$	6,416
EXPENSES				
General and administrative		31,904		18,007
Reporting to shareholders		-		836
Professional fees		6,455		7,496
Stock exchange and transfer agent fees		2,817		7,332
		41,176		33,671
LOSS FOR THE PERIOD BEFORE THE UNDERNOTED		(37,807)		(27,255)
Option receipts in excess of mineral property costs		22,549		-
Abandonments and write-down of mineral properties		-		(34,043)
Gain on sale of investments		-		173,038
EARNINGS (LOSS) BEFORE INCOME TAXES		(15,258)		111,740
Future income taxes		12,000		47,000
NET EARNINGS (LOSS)		(27,258)		64,740
DEFICIT, beginning of period		(2,692,663)		(4,165,531)
ADOPTION OF NEW ACCOUNTING POLICY (note 2)		-		1,488,000
DEFICIT, end of period	$	(2,719,921)	$	(2,612,791)
Earnings (Loss) per share:				
Basic and diluted	$	(0.00)	$	0.00
Weighted average number of shares:				
Basic and diluted		33,732,439		30,294,939

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

Three months ended October 31,	2001	2000
CASH FLOWS USED IN OPERATING ACTIVITIES		
Interest and other income received	$ 3,369	$ 6,416
Cash operating expenses	(33,047)	(39,801)
	(29,678)	(33,385)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Mineral property and equipment additions	(21,720)	(62,538)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Proceeds on disposal of investments	-	405,347
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(51,398)	309,424
CASH AND CASH EQUIVALENTS:		
Beginning of period	418,026	110,206
End of period	$ 366,628	$ 419,630

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE THREE MONTHS ENDED OCTOBER 31, 2001 AND OCTOBER 31, 2000
(Unaudited - prepared by management)

		Saskatchewan	Northwest Territories				Mexico	
	Total	Weedy Lake	Carat	Crystal	Gem	Kelsey	Bahuerachi	Other
October 31, 2001								
Exploration and development expenditures:								
Balance July 31, 2001	$ 4,545,441	$ 1,743,240	52,886	$ 1,154,241	$ 633,851	$ (50,720)	994,867	$ 17,076
Geological consulting	7,325	38	1,900	1,025	112	-	-	4,250
Miscellaneous	374	-	-	-	-	-	-	374
Field Costs	128,850	-	128,850	-	-	-	-	-
Option payments in excess of property costs taken into income	22,549	-	-	-	-	22,549	-	-
Balance October 31, 2001	4,704,539	1,743,278	183,636	1,155,266	633,963	(28,171)	994,867	21,700
Property acquisition costs:								
Balance July 31, 2001	1,342,057	637,844	217,941	235,433	62,344	28,171	156,026	4,298
Costs incurred	5,000	-	-	-	-	-	-	5,000
Balance October 31, 2001	1,347,057	637,844	217,941	235,433	62,344	28,171	156,026	9,298
Total mineral properties October 31, 2001	$ 6,051,596	$ 2,381,122	401,577	$ 1,390,699	$ 696,307	$ (0)	1,150,893	$ 30,998

		Saskatchewan	Northwest Territories				Mexico	
	Total	Weedy Lake	Carat	Crystal	Gem	Kelsey	Bahuerachi	Other
October 31, 2000								
Exploration and development expenditures:								
Balance July 31, 2000	$ 4,518,302	$ 1,742,440	39,187	$ 1,151,137	$ 632,264	$ 139,811	781,881	$ 31,582
Geological consulting	10,674	-	1,489	100	200	3,486	3,147	2,252
Miscellaneous	31,555	-	-	-	-	-	-	31,555
Field Costs	3,918	-	-	-	-	1,142	2,776	-
Write-offs and abandonments	(28,036)	-	-	-	-	-	-	(28,036)
Balance October 31, 2000	4,536,413	1,742,440	40,676	1,151,237	632,464	144,439	787,804	37,353
Property acquisition costs:								
Balance July 31, 2000	1,307,556	637,844	217,941	238,077	62,344	28,171	116,792	6,387
Costs incurred	12,067	-	-	-	-	-	5,607	6,460
Write-offs and abandonments	(6,007)	-	-	-	-	-	-	(6,007)
Balance October 31, 2000	1,313,616	637,844	217,941	238,077	62,344	28,171	122,399	6,840
Total mineral properties October 31, 2000	$ 5,850,029	$ 2,380,284	258,617	$ 1,389,314	$ 694,808	$ 172,610	910,203	$ 44,193

TYLER RESOURCES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2001
(Unaudited - Prepared by Management)

1. ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the audited financial statements for the year ended July 31, 2001 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended July 31, 2001.

2. FUTURE INCOME TAXES

Effective August 1, 2000, the Company adopted the liability method of computing income taxes. Under the liability method, the Company will record future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. This change was adopted retroactively without restatement of prior period financial statements. The effect of this change was to decrease the deficit at August 1, 2000 by $1,488,000, increase future income taxes by $569,000, and decrease share capital by $2,057,000. The adjustments were primarily the result of the tax treatment of flow-through share issues and the difference in the timing of write-offs of mineral properties for book and tax purposes.

3. CAPITAL STOCK

There were no changes to issued and outstanding capital stock, nor were stock options issued, cancelled or exercised during the three months ended October 31, 2001.

a) Stock Options

The following summarizes stock options outstanding at period end:

Expiry Date	Number of Shares	Exercise Price
April 18, 2003	465,000	$ 0.10
January 23, 2006	1,385,000	$ 0.10
	1,850,000	

b) Warrants

Pursuant to private placements during fiscal 2001, the Company issued 2,762,500 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.12 per share until its expiry on April 6, 2002. Proceeds received upon the exercise of the warrants will be credited to common stock.

4. DISPUTED LIABILITY

The operator of the Company's Carat property has issued invoices for the 2001 exploration program as well as for excess expenditures over the required option earn-in amount that were incurred prior to the initiation of a joint venture. The invoices are in excess of what the Company believes to be owing by approximately $220,000. The Company has not accrued the disputed amount, however if they had, current liabilities and mineral properties would both have increased by $220,000.

TYLER RESOURCES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2001
(Unaudited – Prepared by Management)

5. SUBSEQUENT EVENTS

The Company and Northern Abitibi Mining Corp., (Northern Abitibi), a company related by virtue of certain common officers and directors, have entered into a letter option agreement dated December 6, 2001, whereby the Company and Northern Abitibi can earn a 65% joint interest in certain mineral claims located in the Coronation Gulf Diamond District of Nunavut. In order to earn the interest the Company and Northern Abitibi must assume all of the staking costs that will approximate $96,000. Further the Company and Northern Abitibi must each issue 250,000 of their common shares to the vendor over time, commencing with ten business days after receipt of regulatory approval of the transaction, (the "effective date"), and ending three years thereafter. Finally, the company and Northern Abitibi must jointly incur approximately $1,134,000, ($10.00 per acre staked), of exploration expenditures on the properties within four years of the effective date. Tyler will be the operator for the initial earn-in period. The Company and Northern Abitibi may, provided thirty days notice is provided, opt out of the option agreement at any time.

Subsequent to period-end, the Company received 50,000 common shares of Diamondex Resources Ltd., ("Diamondex"), pursuant to an option agreement with the Company on the Kelsey, Northwest Territories property. Further, the company sold 40,000 Diamondex shares for proceeds of $29,075, resulting in a loss on sale of $17,338. These shares were received pursuant to option agreements on Northwest Territories properties.